SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.

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             In the Matter of               :
                                            :
EASTERN UTILITIES ASSOCIATES (EUA)          :
EUA ENERGY INVESTMENT CORPORATION           :
(EUA ENERGY)                                :
BOSTON, MA                                  :       Certificate of
                                            :       Notification
                                            :       Pursuant to Rule 24,
                                            :       Interim Report
                                            :
                  (70-7426)                 :
                                            :
(Public Utility Holding Company Act of 1935):
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     In accordance with the terms and conditions of Rule 24 under the Public Utility Holding Company Act of 1935, and the Orders of the Commission dated December 4, 1987, January 11, 1988, and April 15, 1994, (the "Orders") authorizing transactions as more fully described in the Application-Declaration as amended (the "Application"), the undersigned hereby enclose herewith for filing pursuant to the above-referenced Order are the balance sheet, the income statement, and the statement of cash flows of EUA Energy Investment Corporation for the period ended March 31, 1999.

                                     Very truly yours,

                                     EASTERN UTILITIES ASSOCIATES

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

                                     EUA ENERGY INVESTMENT CORPORATION

                                     By: /s/ Clifford J. Hebert, Jr.
                                             Clifford J. Hebert, Jr.
                                             Treasurer

Dated:  June 29, 1999

                    EUA ENERGY INVESTMENT CORPORATION
                  ENERGY AND ENERGY CONSERVATION RESEARCH
                             FIRST QUARTER 1999

 (1) EUA Energy Investment Corporation Financial Statements for the first quarter 1999.

                     EUA ENERGY INVESTMENT CORPORATION
                          CONDENSED BALANCE SHEET
                              March 31, 1999
                                (Unaudited)
                         (In Thousands of Dollars)

                       ASSETS

Property and other investments:
    Investment - Subsidiaries                     ($13,590)
    Other Assets                                     3,528
          Total fixed Assets                       (10,062)
Current Assets:
    Cash and Temporary Cash Investments                 78
    Notes Receivable                                36,709
    Accounts Receivable                                748
    Prepayments and Other Assets                     1,504
          Total Current Assets                      39,039
TOTAL ASSETS                                       $28,977

                    LIABILITIES

Common Stock and Other Paid-In Capital                  $1
Retained (Loss) Earnings                           (25,399)
          Total Common Equity                      (25,398)
          Total Capitalization                     (25,398)
Current Liabilities:
    Notes Payable to Parent                         54,017
    Accounts Payable                                    63
    Accrued Interest                                 1,511
    Total Current Liabilities                       55,591
Accumulated Deferred Taxes                          (1,216)
TOTAL LIABILITIES AND EQUITY                       $28,977


                    EUA ENERGY INVESTMENT CORPORATION
                        CONDENSED INCOME STATEMENT
        For the Quarter and Year to Date Periods Ended March 31, 1999
                                  (Unaudited)
                         (In Thousands of Dollars)

                                     QUARTER ENDED      YTD

Operating Income                              $0        $0

Operating Expenses:
    Operation                                120       120
    Depreciation & Amortization                5         5
    Taxes - Other                              4         4
    Income and Deferred Taxes               (241)     (241)
          Total Operating Expenses          (112)     (112)
Operating Income                             112       112
Other Income and Deductions                 (616)     (616)
    Loss Before Interest Charges            (504)     (504)
Interest Charges:
    Interest Expense - Associated Companies  689       689
    Other Interest Expense                     1         1
          Total Interest Charges             690       690
Net Income (Loss)                        ($1,194)  ($1,194)


                    EUA ENERGY INVESTMENT CORPORATION
                         STATEMENT OF CASH FLOWS
                 For the Three Months Ended March 31, 1999
                               (Unaudited)
                         (In Thousands of Dollars)

Operating Activities:
    Pre-tax Net Income                             ($1,194)
    Change in Assets and Liabilities:
        Accounts & Notes Receivable                 (2,963)
        Accounts & Notes Payable                     2,778
        Accrued Expenses                               688
        Deferred Income Taxes                            9
        Other (Net)                                 (2,967)
       Net Cash (Used In) Operating Activities      (3,649)
Investing Activities:
    Investments in Subsidiaries                      3,711
    Net Cash Provided From Investing Activities      3,711
Cash Provided (Used)                                   $62


                    EUA ENERGY INVESTMENT CORPORATION
                   ENERGY AND ENERGY CONSERVATION RESEARCH
                             FIRST QUARTER 1999

(2) EUA Energy has not invested in or become obligated to invest in any cogeneration or small power production projects.


(3) EUA Energy did not invest in R&D funding in the first quarter of 1999. EUA Energy and Phillips Development Corporation have agreed to discontinue Allquest Compression Services, LLC.

(4) Services were provided by EUA Service Corporation staff personnel in the following areas:
                    a.   Financial & Accounting
                    b.   Information Services
                    c.   Treasury Services
                    d.   Personnel & Employee Benefits
                    e.   Corporate Communications